UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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09058988

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67471

AB 3/10

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CONSTELLATION WEALTH ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 8th Floor
(No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL TRAMONTANO (212) 697-2500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/27

OATH OR AFFIRMATION

I, PAUL TRAMONTANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSTELLATION WEALTH ADVISORS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO
Title

KIMBERLY PIKE
Notary Public - State of New York
NO. 01PI6181621
Qualified in New York County
My Commission Expires 2/4/12

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSTELLATION WEALTH ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members' of
Constellation Wealth Advisors, LLC:

We have audited the accompanying statement of financial condition of Constellation Wealth Advisors, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Constellation Wealth Advisors, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 16, 2009

CONSTELLATION WEALTH ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 2,633,120
Clearing deposit at clearing broker	500,000
Prepaid expenses	87,630
Other assets	682
Due from affiliate	155,933
Fixed assets, net	20,999
TOTAL ASSETS	$ 3,398,364

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,221,218
Payable to clearing broker	21,019
Total Liabilities	1,242,237
Members' Equity	2,156,127
Total Members' Equity	2,156,127
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,398,364

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Constellation Wealth Advisors LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on April 17, 2006. The Company's operations consist primarily of investment advisory, asset management and principal transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company holds its cash and cash equivalents at a financial institution. Such cash balances, at times, may exceed federally insured limits. The Company believes no significant credit risk exists with respect to its cash and cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computer equipment	3 yeas	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Investment Advisory and Asset Management Income

Investment advisory and asset management fees are billed quarterly in advance and recognized on a pro-rata basis over the quarter to which they pertain.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is considered a partnership for US federal income tax purposes. As such the Company is not subject to federal, state or local income taxes; such taxes are the responsibility of the individual members. As a result, no provision for income taxes has been made in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Effective January 1, 2008 CapRio Management LLC ("CapRio") transferred all of its equity interests in Constellation Wealth Advisors LLC to CWA Holdings. CapRio owns a 5% interest in CWA Holdings.

As such, CWA Holdings LLC became the sole member of Constellation Wealth Advisors LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement – Definition and Hierarchy

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (“SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company’s assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

Level 1 - Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 -- Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of January 1, 2008, management implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 at December 31, 2008. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

The Company held one, Level 1, security which had a fair value of $2,499,798 as of December 31, 2008.

NOTE 4 PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2008 are as follows:

Computer equipment	$ 27,058
Furniture & fixtures	3,453
	30,511
Less accumulated depreciation	9,512
Total	$ 20,999

NOTE 5 NET CAPITAL REQUIREMENT

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital was $1,715,897, which was approximately $1,634,483 in excess of its minimum requirement of $81,414.

NOTE 6 OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing broker, Pershing LLC, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. in accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $500,000.

NOTE 7 CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances with one financial institution, First Republic Bank. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. .

NOTE 8 EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9 RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement ("Shared Agreement") between the Company and an affiliate, the Company pays for office space and other shared office related expenses to the affiliate. The total expenses under this agreement for the year ended December 31, 2008 were $238,766.

Also as of December 31, 2008, $155,933 was due to the Company from the affiliate.